

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631   November 19, 2015

<u>Via E-mail</u>
Jose Dias
Chief Executive Officer
Tecnoglass Inc.
Avenida Circunvalar a 100 mts de la Via 40
Barrio Las Flores
Barranquilla, Colombia

> **Re: Tecnoglass Inc.**
> **Post-effective Amendment No. 3 to Form S-1 on Form S-3**
> **Filed November 10, 2015**
> **File No. 333-193882**

Dear Mr. Dias:

We have reviewed your post-effective amendment and have the following comments.

<u>General</u>

1.   Please revise to ensure that the number of shares being registered for resale is consistent throughout your filing. We note that while your prospectus cover page discloses that you are reselling 6,081,686 shares, the shares for resale in your selling securityholders table adds up to 6,359,394.

<u>Where You Can Find Additional Information, page 31</u>

2.   We note that you have not properly incorporated Exchange Act filings made between the date of the initial registration statement on Form S-3 and prior to effectiveness. Please revise your disclosure to specifically incorporate by reference all required filings, including amended filings such as your Form 10-K/A, made since the date the Form S-3 was initially filed. For further guidance, see Securities Act Forms CD&I 123.05.

Please contact David Korvin, Staff Attorney at 202-551-3236 or me at 202-551-3397 with any questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief
Office of Manufacturing and
Construction

cc: <u>Via E-mail</u>
       Jeffrey Gallant, Esq.
       Graubard Miller